FOR IMMEDIATE RELEASE

Contact: Angela D. Toppi

Executive Vice President & CFO

atoppi@trans-lux.com

203.642.5903

TRANS-LUX REPORTS SECOND QUARTER RESULTS

NORWALK, CT, August 15, 2011 – Trans-Lux Corporation (OTC: TNLX), a leading supplier of programmable electronic information displays and next generation LED lighting, today reported financial results for the second quarter ended June 30, 2011.  Trans-Lux President and Chief Executive Officer J.M. Allain made the announcement.

Second Quarter 2011

Revenues for the second quarter 2011 totaled $5.1 million, compared with $6.3 million for the second quarter 2010.  Trans-Lux recorded a loss for the second quarter of $1.6 million (-$0.67 per share), compared with a loss of $2.6 million (-$1.07 per share) in the second quarter of 2010.  Last year’s second quarter loss included a $1.0 million restructuring charge and a $0.5 million charge to write-off engineering software.  The Company incurred negative EBITDA of $0.1 million, compared with negative EBITDA of $0.9 million in 2010.  Without the restructuring charge and write-offs in 2010, EBITDA would have been a positive $594,000 for the three months ended June 30, 2010.  The Company took several actions during the quarter to reduce operating costs, including the elimination of approximately 30 positions from operations and the outsourcing of its human resources department. The 2010 restructuring costs consist of employee severance pay, facility closing costs representing primarily lease termination and asset write-off costs, and other fees directly related to the restructuring plan.

“The second quarter results reflect reduced revenue and gross profit, but a continued improvement in our gross profit margin,” said Mr. Allain. “Some of the markets we serve continue to be challenged, but the new LED digital signage and LED lighting products we now offer should help drive our business.” We have implemented tremendous changes to help streamline operating costs and enhance operational efficiencies, while improving manufacturing competence and expanding our LED product lines to capture new business opportunities.  “We continue to make strategic investments in the next generation of LED digital signage solutions that will help cultivate long-term growth.”

Six Months Ended June 30, 2011

Trans-Lux reported revenues for the six-month period ended June 30, 2011 of $10.0 million, down from $11.7 million for the six-month period ended June 30, 2010.  Trans-Lux incurred a loss of $3.3 million (-$1.35 per share) during the first six months of 2011, versus the $4.0 million loss (-1.66 per share) reported for the same six-month period in 2010.  Last year’s loss includes the $1.0 million restructuring charge and the $0.5 million charge to write-off engineering software.  The Company incurred negative EBITDA of $267,000, compared with negative EBITDA of $518,000 during the same six-month period in 2010.  Without the restructuring charge and write-offs in 2010, EBITDA would have been a positive $980,000 for the six months ended June 30, 2010.

About Trans-Lux
Trans-Lux Corporation is a leading designer and manufacturer of digital signage display solutions for the financial, sports and entertainment, gaming and leasing markets.  With a comprehensive offering of LED Large Screen Systems, Fair-Play branded Scoreboards, and Trans-Lux Energy LED lighting solutions, Trans-Lux delivers comprehensive digital signage solutions for any size venue’s indoor and outdoor display needs.  For more information, please visit our web site at www.trans-lux.com

(Table of Operations attached)

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Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

The Company may, from time to time, provide estimates as to future performances.  These forward-looking statements will be estimates and may or may not be realized by the Company.  The Company undertakes no duty to update such forward-looking statements.  Many factors could cause actual results to differ from these forward-looking statements, including loss of market share through competition, introduction of competing products by others, pressure on prices from competition or purchasers of the Company's products, interest rate and foreign exchange fluctuations, terrorist acts and war.

TRANS-LUX CORPORATION

RESULTS OF OPERATIONS
(Unaudited)

	Three Months Ended		Six Months Ended
	June 30		June 30
(In thousands, except per share data)	2011	2010	2011	2010

Revenues	$ 5,090	$ 6,273	$ 10,007	$ 11,659

Net loss	$ (1,631)	$ (2,605)	$ (3,301)	$ (4,025)

Calculation of EBITDA:
Net loss	$ (1,631)	$ (2,605)	$ (3,301)	$ (4,025)
Interest expense, net	363	365	724	783
Income tax expense	7	14	14	28
Depreciation and amortization	1,149	1,322	2,296	2,696
Total EBITDA (1)	$ (112)	$ (904)	$ (267)	$ (518)

Loss per share - basic and diluted	$ (0.67)	$ (1.07)	$ (1.35)	$ (1.66)

Average common shares outstanding - basic and diluted	2,443	2,443	2,443	2,430

(1)  EBITDA is defined as earnings before effect of interest, income taxes, depreciation and amortization.  EBITDA is presented here because it is a widely accepted financial indicator of a company's ability to service and/or incur indebtedness.  However, EBITDA should not be considered as an alternative to net income or cash flow data prepared in accordance with accounting principles generally accepted in the United States or as a measure of a company's profitability or liquidity.  The Company's measure of EBITDA may not be comparable to similarly titled measures reported by other companies.